                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 1)

                         Intermedia Communications, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    458801107
                                    ---------
                                 (CUSIP Number)

                   KKR 1996 Fund L.P., KKR Partners II, L.P.,
                   KKR Associates 1996 L.P., KKR 1996 GP LLC,
                    KKR Associates (Strata) L.P., Strata LLC,
                                ICI Ventures LLC
                        c/o Kohlberg Kravis Roberts & Co.
                  9 West 57th Street, New York, New York 10019
                                 (212) 750-8300
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2000
               --------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

Item 4. Purpose of Transaction.

     On September 1, 2000, Intermedia Communications Inc. ("Intermedia") entered into a merger agreement with WorldCom, Inc. ("WorldCom") whereby a subsidiary of WorldCom will be merged with and into Intermedia (the "Merger"), the outstanding shares of common stock of Intermedia will be exchanged for shares of common stock of WorldCom and Intermedia will become a subsidiary of WorldCom. In connection with the execution of the merger agreement ICI Ventures LLC ("ICI Ventures") entered into a Stockholders Agreement, dated September 1, 2000 (the "Stockholders Agreement") among Worldcom and others. Pursuant to the terms of the Stockholders Agreement, ICI Ventures has agreed, among other things, to vote in favor of the Merger at any meeting of Intermedia called for such purpose. ICI Ventures has also agreed that during the term of the Stockholders Agreement, it will vote against and shall not consent to (i) certain transactions involving Intermedia, and (ii) certain other actions which could prevent, impede or interfere with consummation of the Merger. As part of the Stockholders Agreement, ICI Ventures also agreed to certain restrictions on its ability to transfer the securities of Intermedia held by it. ICI Ventures also granted a proxy to certain employees of WorldCom the right to vote the securities of Intermedia held by it at any meeting of Intermedia stockholders in favor of the Merger. The Stockholders Agreement terminates upon the earlier to occur of the effective time of the Merger or 10 business days following termination of the merger agreement in accordance with its terms.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 4 above summarizes certain provisions of the Stockholders Agreement. A copy of the Stockholders Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 Stockholders Agreement, dated as of September 1, 2000, among Worldcom, Inc., ICI Ventures, LLC and others.


                              (Page 2 of 4 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              ICI VENTURES LLC
                              By:  KKR 1996 Fund L.P., Member
                              By:  KKR Associates 1996 L.P., its General Partner
                              By:  KKR 1996 GP LLC, its General Partner


                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


                              KKR 1996 FUND L.P.
                              By:  KKR Associates 1996 L.P., its General Partner
                              By:  KKR 1996 GP LLC, its General Partner


                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


                              KKR PARTNERS II, L.P.
                              By:  KKR Associates (Strata) L.P.,
                                   its General Partner
                              By:  Strata LLC, General Partner

                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


                              KKR ASSOCIATES 1996 L.P.
                              By:  KKR 1996 GP LLC, its General Partner


                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


                              (Page 3 of 4 Pages)

                              KKR ASSOCIATES (STRATA) L.P.
                              By:  Strata LLC, its General Partner

                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


                              KKR 1996 GP LLC


                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


                              STRATA LLC


                              By: /s/ WILLIAM J. JANETSCHEK
                                 -----------------------------------------------
                              Name:  William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis


Dated:  September 15, 2000

                              (Page 4 of 4 Pages)

                                  EXHIBIT INDEX

Exhibit 1 Stockholders Agreement, dated as of September 1, 2000, among Worldcom, Inc., ICI Ventures LLC and others.

                                                                  EXECUTION COPY

STOCKHOLDERS AGREEMENT dated as of September 1, 2000 (this "Agreement"), among WORLDCOM, INC., a Georgia corporation ("Parent"), and the individuals and other parties listed on Schedule A attached hereto (each, a "Stockholder" and, collectively, the "Stockholders").

     WHEREAS Parent, Wildcat Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), and Intermedia Communications Inc., a Delaware corporation ("Target"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Sub with and into Target upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger");

     WHEREAS each Stockholder owns the number of shares of Target Common Stock or Target Series G Preferred Stock set forth opposite such Stockholder's name on Schedule A hereto (such shares of Target Common Stock or Target Series G Preferred Stock, together with any other shares of Target Common Stock or Target Series G Preferred Stock acquired by such Stockholder before or after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments), being collectively referred to herein as the "Subject Shares"); and

     WHEREAS as a condition to its willingness to enter into the Merger Agreement, Parent has requested that each Stockholder enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements set forth herein, the parties hereto agree as follows:

     SECTION 1. Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to Parent as follows:

     (a) Organization; Authority; Execution and Delivery; Enforceability. Such Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. To the extent that such Stockholder is an entity other than an individual, such Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms. The execution and delivery by such Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien on any properties or assets of such Stockholder under, (i) any provision of any certificate of incorporation or by-laws or partnership or limited liability company agreement or the comparable organizational documents applicable to such Stockholder, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization (a "Contract") to which such Stockholder is a party or by which any of the properties or assets of such Stockholder are bound or (iii) subject to the filings and other matters referred to in the following sentence of this Section 1(a), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or its properties or assets, except in the case of each of clauses (ii) and (iii), as is not reasonably likely to (x) impair the ability of such Stockholder to perform its obligations under this Agreement or
(y) prevent or materially delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby, except for such filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and except those which are not reasonably likely to (x) impair the ability of such Stockholder to perform its obligations under this Agreement or (y) prevent or materially delay the consummation of the transactions contemplated by this Agreement. No trust of which such Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby, except for such consents which have been obtained prior to the date hereof.

     (b) The Subject Shares. Such Stockholder is the record and beneficial owner of (or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of), and has good and marketable title to, the Subject Shares set forth opposite its name on Schedule A hereto, free and clear of any Liens. Such Stockholder does not own of record any shares of Target Common Stock or Target Series G Preferred Stock other than the Subject Shares set forth opposite its name on Schedule A hereto, and does not beneficially own any shares of capital stock of Target other than Subject Shares. Such Stockholder has the sole right to vote and Transfer (as defined below) the Subject Shares set forth opposite its name on Schedule A hereto, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the Transfer of such Subject Shares, except as set forth in Section 3 and Section 4 of this Agreement.

     SECTION 2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows: Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by each Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. The execution and delivery by Parent of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien on any properties or assets of Parent under, (i) any provision of the Second Amended and Restated Articles of Incorporation or by-laws of Parent, (ii) any Contract to which Parent is a party or by which any of its properties or assets are bound or (iii) subject to the filings and other matters referred to in the last sentence of this Section 2, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its properties or assets, except in the case of each of clauses (ii) and (iii), as is not reasonably likely to (x) have a Material Adverse Effect on Parent, (y) impair the ability of Parent to perform its obligations under this Agreement or
(z) prevent or materially delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby except for such filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and except those which are not reasonably likely to (x) have a Material Adverse Effect on Parent, (y) impair the ability of Parent to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement.

     SECTION 3. Covenants of Each Stockholder. Each Stockholder, severally and not jointly, covenants and agrees during the term of this Agreement as follows:

     (a) At any meeting of the stockholders of Target called to vote upon the Merger or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the Merger or the Merger Agreement is sought, such Stockholder shall, including by executing a written consent solicitation if requested by Parent, vote (or cause to be voted) the Subject Shares in favor of the adoption by Target of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement. Such Stockholder hereby agrees not to take any action by written consent in any circumstance other than in accordance with this paragraph.

     (b) At any meeting of the stockholders of Target or at any adjournment thereof or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) is sought, such Stockholder shall vote (or cause to be voted) all of the Subject Shares of such Stockholder against, and shall not consent to (and shall cause not to be consented to) any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (i) any Takeover Proposal or transaction or occurrence which if proposed and offered to Target or its stockholders (or any of them) would be a Takeover Proposal or (ii) any amendment of Target's Restated Certificate of Incorporation or By-laws or other proposal, action or transaction involving Target or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction would, or could reasonably be expected to, prevent, impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by this Agreement or to dilute in any material respect the benefits to Parent of the Merger and the other transactions contemplated by the Merger Agreement or the transactions contemplated by this Agreement, or change, other than pursuant to the Merger Agreement, in any manner the voting rights of Target Common Stock, Target Series G Preferred Stock or any other voting securities of Target (collectively, "Frustrating Transactions").

     (c) Other than in accordance with the terms of this Agreement, such Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Subject Shares or any interest therein or enter into any contract, option or other arrangement (including any profit sharing or other derivative arrangement) with respect to the Transfer of, any Subject Shares or any interest therein to any person other than pursuant to the Merger Agreement or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal or otherwise with respect to the Subject Shares. Such Stockholder shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding any other provision of this Agreement, each Stockholder may Transfer all or a portion of such Stockholder's Subject Shares to any other person if such person expressly agrees in writing to be bound by all of the provisions of this Agreement.

     (d) From and after the date of this Agreement, such Stockholder shall not, and shall not authorize or permit any of its Subsidiaries or affiliates (other than Target in accordance with the Merger Agreement) or any of its or their directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, a Takeover Proposal or a Frustrating Transaction,
(ii) enter into any agreement with respect to any Takeover Proposal or Frustrating Transaction or (iii) participate in any discussions or negotiations regarding a Takeover Proposal or a Frustrating Transaction; provided that the foregoing shall not restrict actions taken by Stockholders in their capacity as directors of Target in accordance with Section 4.3 of the Merger Agreement.

     (e) Except in his capacity as a director of Target, such Stockholder shall not issue any press release or make any other public statement, and shall not authorize or permit any of its Subsidiaries or affiliates (other than Target in accordance with the Merger Agreement) or any of its or their directors, officers, employees, partners, investment bankers, attorneys or other advisors or representatives to issue any press release or make any other public statement, with respect to the Merger Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement without the prior written consent of Parent, except as may be required by applicable law, including any filings required under the Exchange Act.

     (f) Such Stockholder hereby waives any rights of appraisal, or right to dissent from the Merger, that such Stockholder may have.

     SECTION 4. Grant of Irrevocable Proxy. Each Stockholder hereby irrevocably grants throughout the term of this Agreement to, and appoints, John T. Stupka and K. William Grothe, Jr. and any other individual who shall hereafter be designated by Parent, and each of them, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, or cause to be voted, such Stockholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, at any meeting of stockholders of Target or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the adoption by Target of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement. Each Stockholder shall not, directly or indirectly, grant any proxies or powers of attorney with respect to his, her or its Subject Shares to any person in connection with or directly affecting the Merger other than as set forth in this Section 4.

     SECTION 5. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement. In addition, ICI Ventures LLC hereby waives, effective as of the Effective Time, ICI Ventures LLC's rights under (i) Sections 3.I.m and 6 of the Purchase Agreement dated January 11, 2000, between Target and ICI Ventures LLC and (ii) Sections 7(ii), 7(iii)(C)-(E) and 8 of the Certificate of Designation of Target's 7% Series G Junior Convertible Participating Preferred Stock.

     SECTION 6. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including such Stockholder's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Target affecting Target Common Stock or Target Series G Preferred Stock, or the acquisition of additional shares of Target Common Stock, Target Series G Preferred Stock or other voting securities of Target by any Stockholder, the number of Subject Shares listed on Schedule A hereto beside the name of such Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Target Common Stock, Target Series G Preferred Stock or other voting securities of Target issued to or acquired by such Stockholder.

     SECTION 7. Assignment. Except as permitted under Section 3(c), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in violation of this Section 7 shall be void. Subject to the preceding sentences of this
Section 7, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

     SECTION 8. Termination. This Agreement shall terminate upon the earlier of
(a) the Effective Time and (b) 10 Business Days after the termination of the Merger Agreement in accordance with its terms. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

     SECTION 9. General Provisions. (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     (b) Notices. All notices, requests, clauses, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied

(with confirmation) or sent by overnight or same-day courier (providing proof of delivery) to Parent in accordance with Section 8.02 of the Merger Agreement and to the Stockholders at their respective addresses set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

     (c) Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

     (d) Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party. The effectiveness of this Agreement shall be conditioned upon the execution and delivery of the Merger Agreement by each of the parties thereto.

     (e) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (f) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAWS OF SUCH STATE.

     (g) No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, Parent and Merger Sub covenant, agree and acknowledge that no recourse under this Agreement shall be had against any current or future director, officer, employee, general or limited partner, member, affiliate or assignee of any Stockholder or any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statue, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise incurred by any current or future officer, agent or employee of any Stockholder or any current or future member of any Stockholder or any current or future director, officer, employee, partner, member, affiliate or assignee of any of the foregoing, as such for any obligation of a Stockholder under this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

     SECTION 10. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of Target makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by a Stockholder in its capacity as an officer or director of Target, including under Section 4.3 of the Merger Agreement.

     SECTION 11. Enforcement. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware state court or any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of or under or relates to this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action, suit or proceeding arising out of or under or relating to this Agreement or any of the transactions contemplated hereby in any court other than any Delaware state court or any Federal court located in the State of Delaware and (d) waives any right to trial by jury with respect to any action, suit or proceeding arising out of or under or relating to this Agreement or any of the transactions contemplated hereby in any Delaware state court or any Federal court located in the State of Delaware, and hereby further and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

                                       WORLDCOM, INC.,

                                            by /s/ BERNARD J. EBBERS
                                               ---------------------------------
                                                Name: Bernard J. Ebbers
                                                Title: Director, President &
                                                       Chief Executive Officer

                                       STOCKHOLDERS:

                                       ICI VENTURES LLC,

                                            by  /s/ JAMES H. GREENE, JR.
                                                --------------------------------
                                                Name: James H. Greene, Jr.
                                                Title: Chief Executive Officer


                                                /s/ DAVID C. RUBERG
                                                --------------------------------
                                                David C. Ruberg


                                                /s/ JOHN C. BAKER
                                                --------------------------------
                                                John C. Baker


                                                /s/ PHILIP A. CAMPBELL
                                                --------------------------------
                                                Philip A. Campbell


                                                /s/ RALPH J. SUTCLIFFE
                                                --------------------------------
                                                Ralph J. Sutcliffe


                                                /s/  JAMES H. GREENE, JR.
                                                --------------------------------
                                                James H. Greene, Jr.


                                                /s/  ALEXANDER NAVAB, JR.
                                                --------------------------------
                                                Alexander Navab, Jr.

                                                                      SCHEDULE A

                             (As of April 20, 2000)

--------------------------------------------------------------------------------------------

                                                   Number of               Number of
                           Name and               Shares of               Shares of
                          Address of                Target             Target Series G
                          Stockholder          Common Stock(1)          Preferred Stock
--------------------------------------------------------------------------------------------
ICI Ventures LLC                                  2,172,561                 200,000
c/o Kohlberg Kravis Roberts & Co., L.P.
9 West 57th Street
New York, NY  10019


David C. Ruberg                                   1,059,005

John C. Baker                                        82,228

George F. Knapp                                      57,508

Philip A. Campbell                                   28,000

Ralph J. Sutcliffe                                  213,461

James H. Greene, Jr.                                  2,000

Alexander Navab, Jr.                                  2,000

The seven previous individuals,
c/o Intermedia Communications Inc.
One Intermedia Way
Tampa, FL 33647
--------------------------------------------------------------------------------------------


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(1)  From the 2000 proxy statement of Intermedia Communications Inc. Includes shares subject to options or warrants exercisable within 20 days of April 20, 2000 and to certain other vesting requirements.